June 9, 2021

Via Email

Harry Pangas
Dechert LLP
1900 K Street, NW
Washington, DC 20006
harry.pangas@dechert.com

       Re:     Barings Private Credit LLC
               Registration Statement on Form 10
               File No. 000-56280

Dear Mr. Pangas:

       On May 10, 2021, you filed a registration statement on Form 10 on behalf of Barings Private
Credit LLC (the    Company   ). We have reviewed the registration statement and
have provided our
comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within
this 60-day time period, you should consider withdrawing the Company   s Form
10 prior to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                      LEGAL COMMENTS

Page 1     Explanatory Note

1. In the first paragraph, disclosure states that the Company intends to convert to a Maryland corporation. Please tell us whether the conversion is subject to a shareholder vote and, if so, when such vote will occur.
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2. In the fourth paragraph, disclosure describes certain provisions of the Exchange Act to which the Company will be subject. Please clarify that the Company will be subject to the proxy rules in section 14 of the Exchange Act and that the Company, directors, officers, and principal shareholders will be subject to the reporting requirements of sections 13 and 16 of the Exchange
Act.

3. At the end of the first sentence in the fourth bullet point, please add, Therefore, the
Company   s shares constitute illiquid investments.

4.       Please add bullet points explaining that:

     x   Investment in the Company is suitable only for sophisticated investors and requires the
         financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

     x   The Fund intends to invest primarily in privately-held companies for which very little public
         information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

     x   The privately-held companies and below-investment-grade securities in which the Fund will
         invest will be difficult to value and are illiquid.

     x   The Fund will elect to be regulated as a BDC under the 1940 Act, which imposes numerous
         restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Page 3     Formation Transactions/Initial Portfolio

5. In the first paragraph, disclosure states that the Company intends to acquire a select portfolio of investments (the Initial Portfolio ) and will use the proceeds from an initial closing, in which the Company expects to receive $450 million, along with borrowing under one or more credit facilities, to finance the acquisition prior to the Company s election to be regulated as a business development company.

         a. On page F-8 of the registration statement, disclosure indicates that the initial closing already occurred. Please update disclosure throughout the registration statement, including as applicable the Private Offering up to $1 billion, to reflect the transaction,
            e.g.,    Item 2 Financial Information,       Item 4. Security
Ownership of Certain Beneficial
            Owners and Management,       Item 10. Recent Sales of Unregistered
Securities,    and
               Item 11. Description of Registrant   s Securities to be
Registered.    See Item 1 of Form
            10 (cross-referencing Item 101 of Regulation S-K, which requires information that is
            material to an understanding of the registrant   s business).

         b. Please discuss whether, as a BDC, the Company intends to acquire investments from
            MassMutual and CM Life or other affiliates of the Company. Please provide a legal analysis that explains how doing so is consistent with the requirements of the Investment

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           Company Act of 1940, including, but not limited to, section 57 (transactions with affiliates).

6. In the second sentence of the second paragraph, disclosure refers to unfunded obligation associated with each investment in the Initial Portfolio. Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

7.     In the fifth line of the third paragraph, disclosure states,    Barings
will conduct a valuation
bring-down to confirm whether there have been any material changes to the fair value of the investments and obligations in the Initial Portfolio and will adjust the purchase price accordingly.
Please define    valuation bring-down    using plain English.

Page 4     The Private Offering

8.      In the first paragraph, disclosure states that shares    are being sold
under the exemption
provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the
Securities Act   ), only
to investors that are    accredited investors    in accordance with Rule 506 of
Regulation D
promulgated under the Securities Act, and other exemptions of similar import in the laws of the
states and jurisdictions where the offering will be made.    Please explain
supplementally what you
mean by    other exemptions of similar import in the laws of the states and jurisdictions.

9. In the second paragraph, disclosure states that the Company intends to apply for exemptive relief from SEC that, if granted, will permit us to issue multiple classes of shares of our common stock and to impose various fees and charges on the different classes, the details for which will be
finalized at a later date at our discretion (the    Multi-Class Exemptive
Relief   ).    Please advise us of
the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Page 4     Description of Business

10. The second sentence in the second paragraph repeats the language in the first sentence of the first paragraph. Please revise.

11.     In the last line of the third paragraph, disclosure states,    These
opportunistic investments in
non-qualifying assets may include but may not be limited to assets from the following asset classes:
European direct lending, structured credit, private asset-backed securities, high-yield investments, special situations, real estate debt and/or mortgage securities.

       a. Please clarify whether these investments will be rated below investment grade or, if not rated, would be considered to be below investment grade if they had been rated.

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       b. In the section titled,    Risk Factors,    please add risk disclosure
that addresses each of
          these asset classes.

       c. Please be more specific about what kinds of    structured credit
the Company will invest
          in and add tailored risk disclosure, if applicable.

Pages 15-16     Investment Advisory Agreement

12. Please provide a graphic and examples demonstrating the operation of the incentive fee.

13.    Please add to this section a fee table that conforms to requirements of
Item 3 of Form N-2.
Such disclosure will be helpful to investors.

14. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital
gains and which uses language substantially the same as the following:    You
would pay the
following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $
___ $ ___.    Such disclosure will be helpful to investors.

15. Please describe the terms of the sub-advisory agreement, including compensation. See
Item 1 of Form 10 (cross-referencing to Item 101 of Regulation S-K, which requires information
that is material to an understanding of the registrant   s business).

Page 44     We may not be able to pay distributions to our stockholders, our distributions may
not grow over time and a portion of distributions paid to our stockholders may be a return of capital.
16.     In the third line of the third paragraph, disclosure refers to a
return of capital.    Please
define the term using plain English.

Page 48     We are subject to risks associated with the current interest rate environment and, to
the extent we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

17. The first paragraph refers to the possibility that the Company will issue preferred stock.
Please confirm that the Company will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Page 72     Nomination and Corporate Governance Committee
18. Please add disclosure regarding promoters and certain control persons under Item 401(g) of
Regulation S-K. See Item 5 of Form 10.




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Page 82     Action by Stockholders
19.     The last sentence states,    These provisions, combined with the
requirements of our Bylaws
regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual
meeting.    Please revise the last sentence to state that the written consent provisions may have the
effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

                                  ACCOUNTING COMMENTS

20. Please explain supplementally if the Incentive Fee Cap on page 16 is subject to recoupment.
If so, please confirm the recoupment period is limited to a 3 year period.

21.     On page 3, under the heading    Formation Transactions/Initial
Portfolio,    disclosure
indicates the Company expects to acquire a select portfolio of debt investments
(   Initial Portfolio   ).
Please include a schedule of the investments subject to this commitment, prepared in accordance with Regulation S-X. Additionally, confirm that the Company evaluated the disclosure requirements for the Initial Portfolio in accordance with FASB ASC 450, Contingencies.

                                       *    *   *        *   *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-
5166.

                                                         Sincerely,
                                                         /s/ Lisa N. Larkin
                                                         Lisa N. Larkin
                                                         Senior Counsel



cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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